Matthew J. Gardella 617 348 1735 mgardella@mintz.com	One Financial Center Boston, MA 02111 617 542 6000 mintz.com

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Standard BioTools Inc. - Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our client, Standard BioTools Inc., we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (“S-4 Registration Statement”). If you have any questions regarding the filing, please contact the undersigned at (617) 348-1735. Thank you.

Very truly yours,

/s/ Matthew J. Gardella

Matthew J. Gardella Member Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.